FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934


                           For the month of May, 2004

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                    Form 20-F  [X]          Form 40-F _____

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
                    Yes ____                 No   [X}

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

         A press release on resolutions passed at the seventh meeting of the fourth session of the Board of Directors, made on May 20, 2004, in English by Huaneng Power International Inc.


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To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                  Resolutions Passed at the Seventh Meeting of the Fourth Session of the Board of Directors

(Beijing, China, May 20, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today held its seventh meeting of the fourth session of the Board of Directors (the "Board") in Beijing. Mr. Li Xiaopeng, Chairman of the Company presided the meeting. Directors and their proxies, the Supervisors, Secretary of the Board and other senior management of the Company attended the meeting.

The following resolutions were considered and passed unanimously at the meeting:

1.    Change of senior management of the Company:

      1.1   the appointment of Mr. Huang Yongda as the President of the Company;

      1.2 the resignation of Mr. Ye Daji from the position of President of the Company;

      1.3 the resignation of Mr. Hu Jianmin from the position of Vice-president of the Company.

      The Board is satisfactory to the work done by Mr. Ye Daji and Mr. Hu Jianmin during their service period and highly appreciate their contributions to the achievement of the Company's development during the past years. The Board expressed its whole-hearty gratitude to both of them.

2. The appointment of Mr. Ye Daji as the Vice-chairman of the Board where such appointment shall take effect immediately after the amendments to the Articles of Association of the Company (the "Articles") coming into force.

3.    The proposal regarding the following amendments to the Articles:

      3.1 to amend Article 85 to the effect that (i) the composition of the Board of Directors will increase from 12 members to 15 members; and (ii) the number of Vice-chairman of the Board of Directors will increase from one to two.

      3.2 to amend Article 110 to the effect that (i) the composition of the Supervisory Committee will change from seven members to six members; (ii) more than half of the members of the Supervisory Committee (including 50%) shall be external supervisors.


                                                                          .../2

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Huaneng Power Int'l, Inc.
Resolutions Passed at the Seventh Meeting of the Fourth Session of the Board of Directors.../P. 2



4. The proposal regarding the convening of the Company's second extraordinary general meeting of 2004:

       Since the amendments to the Articles as mentioned in paragraph 3 above shall be subject to shareholders' approval, the Company will convene its second extraordinary general meeting of 2004 for such purpose. Details of the time and venue for and resolutions to be tabled in the extraordinary general meeting will be set out in the notice of extraordinary general meeting to be issued by the Company subsequently.

The above resolutions were considered and approved by the Board on May 20, 2004 in Beijing.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,736MW on an equity basis. The Company wholly owns 14 power plants, and has controlling interests in five power plants and minority interests in three power companies. Today, the Company is one of the largest independent power producers in China.


                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn


Ms. Christy Lai / Ms. Edith Lui / Ms. Fanny Jor
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.


                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                              ---------------------
                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     May 20, 2004